June 25, 2008	Geoffrey P. Leonard (415) 315-6364 Geoffrey.Leonard@ropesgray.com
VIA EDGAR
Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Landec Corporation Form 8-K filed June 11, 2008 File No. 0-27446
Dear Mr. Gordon:
On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated June 19, 2008 relating to Landec’s Form 8-K filed June 11, 2008. For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.
General
1. We read that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.
Response: On June 23, 2008, the Company received a letter (the “Letter”) from McGladrey & Pullen, LLP, the Company’s former independent registered public accounting firm, addressed to the Securities and Exchange Commission which stated their position with respect to the disclosures made by the Company in Item 4.01 of its Form 8-K filed on June 11, 2008. On June 25, 2008, the Company filed its amendment to that Form 8-K, which included a copy of that Letter as Exhibit 16.2 thereto.
2. Comment: In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: Attached to this response is a statement from the Company acknowledging those items set forth in this comment.
Please call the undersigned at (415) 315-6364 if you have any questions.
Very truly yours,
/s/ Geoffrey P. Leonard
Geoffrey P. Leonard
cc: Gregory S. Skinner

ACKNOWLEDGEMENT
     The undersigned, Greg Skinner, hereby acknowledges on behalf of Landec Corporation, a California corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) dated June 19, 2008:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LANDEC CORPORATION
/s/ Gregory Skinner
Gregory Skinner, Vice President of Finance and Chief Financial Officer